Exhibit 99.3
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Olympus Pacific Minerals Inc. (the “Company”)
Suite 500, 10 King Street East
Toronto, ON M5C 1C3
Telephone No.  416-572-2525

Item 2	Date of Material Change

State the date of the material change.

January 17, 2008

Item 3	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

A news release was disseminated on January 17, 2008 to The Toronto Stock Exchange as well as through various other approved public media and was filed on EDGAR and SEDAR and filed with the securities commissions of British Columbia, Alberta, Ontario and Quebec.

Item 4	Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced the continuing success from infill drilling in the Dak Sa shear zone, including DSDH 238 in the Northern Section, including intersections of 7.75 metres at 4.53 g/t Au and 9 meters at 26.48 g/t Au.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced the continuing success from infill drilling in the Dak Sa shear zone, including DSDH 238 in the Northern Section, including intersections of 7.75 metres at 4.53 g/t Au and 9 meters at 26.48 g/t Au.

The hole was collared at a declination of minus 90 degrees and the intersection width approximates to true thickness.  Grades are uncut.

The Mineral Assay and Service Co. Ltd. (MAS Laboratory) located in Bangkok, Thailand, performed all assays using the Fire Assay method on 50 grams of prepared sample.  The Thailand Department of Industrial Works and Ministry of Industry certify the MAS laboratory.

Dak Sa North

The Dak Sa shear zone remains open along strike and down dip and has the potential to host multiple repetitions of North/South style ore zones.  Since Dak Sa is only one of a number of largely un-explored, comparably mineralized structures within the property, the Dak Sa North-Extension drilling results demonstrate that resources announced to date constitute only a minor component of the global potential of the Phuoc Son Property.

The ongoing program has two main objectives:  (a) continued wide-spaced exploration drilling to delineate additional high-grade mineralisation within the major structures; and (b) close-spaced mine development drilling to progressively increase NI 43-101 category resources ahead of forecast mine production.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for that reliance.

Not applicable.

Item 7	Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable.

Item 8	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

David Seton, Executive Chairman
Telephone:  416-572-2525

Item 9	Date of Report

January 23, 2008